UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 12, 2021, announcing that the Company recently signed an EUR 80 million unsecured revolving credit facility with sustainability and emission reductions as a component of the margin pricing.

The information contained in this Report on Form 6-K, excluding the commentary of Lieve Logghe, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 12, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Monday 12 April 2021 – 8.00 am CET

NEW 3-YEAR UNSECURED SUSTAINABILITY
LINKED REVOLVING CREDIT FACILITY OF EUR 80 MILLION

ANTWERP, Belgium, 12 April 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that it recently signed an EUR 80 million unsecured revolving credit facility. This new facility, which was significantly oversubscribed has been concluded with a range of commercial banks and the support of Gigarant, with sustainability and emission reductions as a component of the margin pricing. The flexible financing allows the company to strengthen its financial buffers for daily cash management. The conclusion of this funding brings facilities with an integrated sustainability component to 31.5% of Euronav’s total financing.

“Sustainability is at the core of what we do at Euronav, with the financing of our operations being a critical part of this approach”, says Lieve Logghe, CFO of Euronav. “Diversifying our funding sources whilst at the same time providing challenging and quantifiable targets for our sustainability progress are dual objectives for Euronav. This transaction with multiple banks achieves this strategic and operational objective.”

The facility will have a duration of minimum 3 years, with two 1-year extension options. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2021 will be supported by compliance with the Poseidon principles.

The following banks form the lending consortium, KBC, ABN Amro, Belfius, ING, Societé Generale, BNP Paribas and SEB, supported by Gigarant.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2020 available on website: Thursday 15 April 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is oneof the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs, 28 Suezmaxes (Of which one  is in a joint venture, two vessels that are time chartered in and two vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Monday 12 April 2021 – 8.00 am CET

About Gigarant

Founded in 2009, Gigarant NV provides governmental guarantees in order to facilitate access to bank financing as well as to optimize financial structures, thus supporting the Flemish economic fabric.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.